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October 16, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Midstream/Energy Fund, Inc.

Registration Statement on Form N-2 (File Nos. 333-188190 and 811-22467)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Midstream/Energy Fund, Inc. (the “Fund”), is Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2013 (the “Initial Registration Statement”). Pre-Effective Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Pre-Effective Amendment No. 1 and all future amendments are referred to herein as the “Registration Statement.”

Pre-Effective Amendment No. 1 is being filed in response to written comments received from Edward P. Bartz, Esq. of the staff of the Commission (the “Staff”) in a letter dated May 24, 2013 (the “Staff Comments”). The numbered paragraphs below correspond to the Staff Comments. The Staff’s comments are set forth below in italics for your reference. The page references in the “as filed” version of the filing were incorrectly marked. The Prospectus Summary of the Base Prospectus should be page 1 rather than page 4. We have corrected such references throughout the filing in Pre-Effective Amendment No. 1. Page references in the text of this response letter correspond to the page numbers in Pre-Effective Amendment No. 1.

PROSPECTUS

Prospectus Summary—Investment Policies (Pages 1-2)

1.	Disclosures in the third and seventh bullet points in this section state that the Fund may invest in debt securities. Please describe in this section the Fund’s maturity policy regarding its debt securities. Also, in the seventh bullet point, please include the term “junk bonds” in the description of debt securities rated below investment grade.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

October 16, 2013

Response: Comment Accepted. The Fund has inserted under the caption “Prospectus Summary – Investment Policies” additional disclosure to include (i) “junk bonds” in the description in the description of debt securities rated below investment grade in the seventh bullet point and (ii) a summary of the Fund’s Maturity Policy regarding its debt securities.

Prospectus Summary – The Offering (Page 3)

2.	The first sentence of this section states that the Fund may offer, from time to time, shares of its common or preferred stock at prices and on terms to be set forth in prospectus supplements. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common or preferred shares. See Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26.

Response: Comment accepted. In response to the Staff’s Comment, the Fund confirms to the Staff that concurrent with the filing of each final prospectus supplement related to a new offering of shares of common or preferred stock registered pursuant to the Registration Statement (as distinguished from related preliminary prospectus supplements), the Fund will file a legality opinion with a post-effective amendment regarding each such future offering of common or preferred shares.

Prospectus Summary—Derivatives and Other Strategies (Page 4)

3.	The third paragraph of this section states that the Fund may engage in short sales. Please confirm that the fee table will include, as an expense, an estimate of dividends and interest paid on the Fund’s short sale transaction. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101(j) (May 1, 2012).

Response: Comment accepted. In response to the Staff’s Comment, the Fund will include as an expense an estimate of dividends paid on the Fund’s short sale transactions. No expenses were included in the current Fees and Expense Table because no short sales were made during the year ended November 30, 2012.

Prospectus Summary—Derivatives and Other Strategies (Page 4)

4.	The third paragraph of this section also provides that the Fund may enter into total return swap contracts. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: Comment Acknowledged.

Prospectus Summary—Distributions (Page 5)

5.	The first paragraph of this section states that the Fund’s quarterly distribution to shareholders have been funded “in part” by the net distributable income generated by the Fund’s investments. Please also state in this section that part of the Fund’s distributions has been funded by a return of capital that actually constitutes the return of a shareholder’s original investment, that while not currently taxable, will lower his or her basis in the Fund, which may subject the shareholder to tax consequences in the future in connection with the sale of Fund shares, even if sold at a loss to the shareholder’s original investment.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

October 16, 2013

Response: Comment acknowledged. The Fund has inserted the following disclosure as the last sentence of the first paragraph: “A portion of the Fund’s distributions may be a return of capital, which constitutes the return of a portion of a shareholder’s original investment. Under the tax rules, such returns of capital are generally not currently taxable, but lower a shareholder’s tax basis in his or her Fund shares. A lower tax basis will result in tax consequences to the shareholder in the future in connection with the sale of Fund shares, such as a larger capital gain or a smaller capital loss, even if the Fund shares are sold by the shareholder for an amount less than the shareholder’s original investment.”

Prospectus Summary—Use of Proceeds (Page 5)

6.	This section discusses the Fund’s use of proceeds from the sales of it securities. Please confirm to us that prospectus supplements filed in connection with each future offering of common or preferred shares will disclose how long it will take the Fund to invest all or substantially all of the proceeds of the offerings in accordance with the Fund’s investment objective. See Item 7.2 of Form N-2. Additionally, if the Fund expects the investment period to exceed three months, please disclose in the prospectus supplements the reasons for the expected delay. See Guide 1 to Form N-2.

Response: Comment Accepted. In each of the forms of Prospectus Supplement filed as a part of the Initial Registration Statement, the Use of Proceeds section therein contemplates use with the Base Prospectus and provides a placeholder for such further explanation, as needed, in compliance with Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Fees and Expenses (Page 10)

7.	Footnote (2) to the table of Stockholder Transaction Expenses states that a related prospectus supplement will disclose the amount of estimated offering expenses “borne by us.” Since all stockholder transaction expenses are borne, either directly or indirectly, by stockholders, please delete the term “borne by us” from footnote (2).

Response: Comment accepted. The Fund has revised footnote (2) of the Stockholder Transaction Expenses section of the Fees and Expenses Table in Pre-Effective Amendment No. 1 as requested.

GENERAL COMMENTS

8.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: We have reviewed the Initial Registration Statement and except for inserting the final “effective dates” and the Rule 430A information referenced in Comment 9 below, we believe the filing is complete.

9.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to omit the information allowed by Rule 430A under the Securities Act from the form of prospectus included in the Registration Statement. At this time, the Fund has not determined the details of the initial distribution and the offering terms of the securities from the shelf.

10.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

October 16, 2013

11.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund has revised the disclosure in Pre-Effective No. 1 with respect to each comment that is in the Comment Letter.

12.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment acknowledged.

The Fund respectfully requests that the Staff complete its review of Pre-Effective Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Pre-Effective Amendment No. 1, or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

Terry Hart, Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)